

March 20, 2012

Via E-mail
James F. Cleary, Jr.
Chief Executive Officer
MWI Veterinary Supply, Inc.
3041 W Pasadena Dr
Boise, ID 83705

Re: **MWI Veterinary Supply, Inc.**
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 28, 2011
Form 10-Q for the Fiscal Quarter Ended December 31, 2011
Filed February 3, 2012
File No. 000-51468

Dear Mr. Cleary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Notes to Consolidated Financial Statements, page 48

2. Summary of Significant Accounting Policies, page 48

Segment Information, page 48

1. Please describe to us in a greater detail your basis of organization, specifically whether you organize your operations based on geographic regions, types of markets or products. In this regard, we note your discussion of the growth rates and financial performance of your companion animal market and the production animal market in your earnings calls.

Tell us how companion animal market, production animal market or various types of products fit into your organization and whether or not these products meet the definition of an operating segment as defined in ASC 280.

2.   You disclose that you identified two operating segments based on geographic areas but aggregate the segments based on similar operating margins. We further note your disclosure on page 34 that discusses the fact that your gross margins in your Centaur business (UK) are generally lower. Please provide us your analysis which supports your basis for aggregation as prescribed in ASC 280-10-50-11, specifically addressing the disparity in margins between the US operations and Centaur in the United Kingdom. Explain further your disclosure on page 34 that discusses the Centaur margins generally being lower than MWI's margins.

3.   We note from page five that you provide various components of your product revenues on percentage bases. Please tell us how you considered ASC 280-10-50-40 which requires that you report the revenues from external customers for each product and service or each group of similar products and services.

Revenue Recognition, page 48

4.   We note from page three and seven that you also offer a variety of value-added services to your customers, including e-commerce platform, pharmacy fulfillment, inventory management system, equipment procurement consultation, special order fulfillment, educational seminars and pet cremation. Please quantify the amount of revenues generated from these services, tell us how you account for these services and describe your accounting policy for these services, if material. Also describe any multi-element arrangements in your revenue generating activities and tell us how you account for these arrangements.

10. Income Taxes, page 57

5.   Please tell us and provide in future filings components of income (loss) before income tax expense as either domestic or foreign for the periods presented pursuant to Rule 4-08(h) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Notes to Condensed Consolidated Financial Statements, page 6

Note 3 – Business Acquisition, page 7

6.   You disclose that you paid $53.4 million in cash and issued 94.3 million shares as consideration for the acquisition of Micro Beef Technologies Ltd. We further note during the same quarter the company entered into the Third Amendment to your Credit

Agreement which increased the commitment to $150 million. Your fourth quarter 2011 earnings call indicates that "in connection with the acquisition of Micro" you entered into the amendment to your credit facility, however your Form 10-K for September 30, 2011 and your first quarter Form 10-Q do not indicate that these transactions were related. Please revise your disclosure in future filings, to clarify that the acquisition was funded by this facility as you have made reference to in your earnings call.

<u>Q4 2011 Earnings Conference Call</u>

7.   We note from the transcript of the Q4 2011 earnings conference call held on November 3, 2011 that your CFO provided a non-GAAP financial measure for your diluted earnings per shares to be $0.83, excluding the impact of the direct acquisition-related expenses for the Micro acquisition. Please tell us how you met the requirement set forth by Regulation G when a non-GAAP financial measure was provided in your earnings conference call.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James F. Cleary, Jr.
MWI Veterinary Supply, Inc.
March 20, 2012
Page 4

You may contact Steve S. Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining